UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HUGOTON ROYALTY TRUST

(Name of Subject Company (Issuer))

XTO ENERGY INC.

(Offeror)

(Names of Filing Persons)

Units of Beneficial Interest

(Title of Class of Securities)

444717102

(CUSIP Number of Class of Securities)

Staale Gjervik

XTO Energy Inc.

22777 Springwoods Village Pkwy.

Spring, Texas 77389

Telephone: (817) 870-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr., Esq.

William J. Chudd, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,000,000.00	$1,038.40

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation assumes the purchase of all outstanding units of beneficial interest in Hugoton Royalty Trust (the “Units”) and was calculated by multiplying (i) 40,000,000, which is the total number of outstanding Units and (ii) $0.20, which is the per Unit tender offer price. The number of outstanding Units is reported in the subject company’s Annual Report on Form 10-K for the period ended December 31, 2019.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the Transaction Valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,038.40	Filing Party:	XTO Energy Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 1, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by XTO Energy Inc., a Delaware corporation (the “Offeror”), with the U.S. Securities and Exchange Commission on April 1, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror to purchase all outstanding units of beneficial interest (the “Units”), in Hugoton Royalty Trust, a Texas express trust (the “Trust”), at $0.20 per Unit, net to the seller in cash, without interest but subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

(a) Section 8 (“Certain Information Concerning the Trust”) of the Offer to Purchase is hereby amended by deleting the last two sentences under the subheading “Chieftain Arbitration” and replacing them with the following:

“The Chieftain Arbitration panel has been selected and the hearing regarding whether the Trust’s portion of the Chieftain settlement amount is a production cost was scheduled for April 27, 2020 but has been postponed due to a continuance granted by the arbitrators at the request of the Offeror related to the coronavirus pandemic to a date still to be determined.”

(b) Section 15 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended by replacing the phrase “sole judgment” in subclause (A) and subclause (C) of the second sentence with the following:

“reasonable judgment.”

(c) Section 15 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended by adding the following after the word “threatened” in subclause (A) and subclause (B) of the second sentence:

“in writing.”

(d) Section 15 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended by deleting the phrase “(including any action or inaction by the Offeror or any of its affiliates)” in the second sentence.

(e) Section 15 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended by deleting the penultimate sentence and replacing it with the following:

“The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time, in each case subject to the applicable rules and regulations of the SEC.”

(f) Section 15 (“Conditions to the Offer”) of the Offer to Purchase is hereby amended by inserting the following at the end of the last sentence:

“, subject to a unitholder’s right to challenge the Offeror’s determination in a court of competent jurisdiction.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2020	XTO ENERGY INC.

	By:	/s/ Staale Gjervik
	Name:	Staale Gjervik
	Title:	President

[Signature Page to Schedule TO – Amendment No. 1]

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of April 1, 2020.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the New York Times on April 1, 2020.

(b)	Not applicable.

(d)(1)	Hugoton Royalty Trust Royalty Trust Indenture by and between Cross Timbers Oil Company and NationsBank, N.A., as amended and restated as of March 24, 1999 (incorporated by reference to Exhibit 4.1.1 of Amendment No. 3 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed April 8, 1999).

(d)(2)	Net Overriding Royalty Conveyance – Kansas by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.1.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(d)(3)	Net Overriding Royalty Conveyance – Oklahoma by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.2.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(d)(4)	Net Overriding Royalty Conveyance – Wyoming by and between Cross Timbers Oil Company and NationsBank, N.A. (incorporated by reference to Exhibit 10.3.1 of Amendment No. 2 to the Registration Statement on Form S-1 of Hugoton Royalty Trust, filed March 16, 1999).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed